1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ✓         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No  ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Press Announcement dated July 22, 2004	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: July 23, 2004

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Exhibit 1.1

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

New appointments to the posts of Permanent Secretary for the Environment, Transport and Works (“ET&W”) and Deputy Secretary for ET&W, being Alternate Directors to the Secretary for ET&W (Dr. Sarah Liao Sau-tung)

The Company is pleased to announce the following new appointments to the posts of Permanent Secretary for ET&W and Deputy Secretary for ET&W, being Alternate Directors to the Secretary for ET&W (Dr. Sarah Liao Sau-tung) with effect from 1 July 2004:

1.	Miss Margaret Fong Shun-man, formerly Deputy Secretary for ET&W (Transport), has taken up the post of Permanent Secretary for ET&W (Transport). Miss Fong therefore continues to be an Alternate Director to the Secretary for ET&W; and

2.	Mr. Thomas Chow Tat-ming (“Mr. Chow”) and Mr. Patrick Ho Chung-kei (“Mr. Ho”) have been appointed as Deputy Secretaries for ET&W (Transport) and are therefore new Alternate Directors to the Secretary for ET&W.

The Secretary for ET&W is a non-executive Director of the Company appointed by the Chief Executive (the “Chief Executive”) of the Hong Kong Special Administrative Region pursuant to the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong) (the “MTR Ordinance”) and has appointed Permanent Secretary for ET&W and Deputy Secretary for ET&W as Alternate Directors.

Mr. Chow (aged 44) and Mr. Ho (aged 41), by virtue of their appointments to the post of Deputy Secretary for ET&W (Transport), have become the Alternate Directors to the Secretary for ET&W with effect from 1 July 2004.

Mr. Chow and Mr. Ho have not entered into any contract of service with the Company. Neither Mr. Chow nor Mr. Ho is appointed for a specific term. Pursuant to the Articles of Association of the Company, Directors appointed by the Chief Executive pursuant to the MTR Ordinance are not required to retire by rotation at the annual general meetings of the Company.

Mr. Chow and Mr. Ho are not related to any directors, senior management or substantial or controlling shareholders of the Company except that they are Deputy Secretaries for ET&W (Transport) and the Financial Secretary Incorporated, which holds shares in the Company in trust for Government of the Hong Kong Special Administrative Region, is a controlling shareholder of the Company. As at the date of this announcement, Mr. Chow and Mr. Ho were not interested in any share of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

By Order of the Board
Leonard Bryan Turk
Secretary

Hong Kong, 22nd July 2004

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, T. Brian Stevenson*, Edward Ho Sing-tin*, Lo Chung-hing*, Christine Fang Meng-sang*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Robert Charles Law Footman)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive directors

**	non-executive directors

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